SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                               ___________________


                                  SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                (Amendment No. 1)
                               ___________________


                                   BORDEN, INC.
                            (Name of Subject Company)

                                   BORDEN, INC.
                       (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.625 Per Share
                          (Title of Class of Securities)

                                    099599102
                      (CUSIP Number of Class of Securities)
                               ___________________

                              Allan L. Miller, Esq.
               Senior Vice President, Chief Administrative Officer
                               and General Counsel
                                   Borden, Inc.
                              180 East Broad Street
                              Columbus, Ohio  43215
                                  (614) 225-4000

                  (Name, address and telephone number of person
              authorized to receive notice and communications on
              behalf of the person(s) filing statement)
                               ___________________

                                 With a copy to:
                            Andrew R. Brownstein, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                  (212) 403-1000







                   This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Borden, Inc., a New Jersey corporation, filed with the Securities and Exchange Commission on November 22, 1994 (the "Schedule 14D-9"), with respect to the exchange offer made by Borden Acquisition Corp., a New Jersey corporation (the "Purchaser"), Whitehall Associates, L.P., a Delaware limited partnership (the "Partnership"), and KKR Partners II, L.P., a Delaware limited partnership (together with the Partnership, the "Common Stock Partnerships"), to exchange shares, owned by the Purchaser or its affiliates, of common stock, par value $.01 per share (the "Holdings Common Stock"), of RJR Nabisco Holdings Corp., a Delaware corporation ("Holdings"), for all outstanding Shares and the associated preferred stock purchase rights (the "Rights"), not already owned by the Purchaser or its affiliates, upon the terms and subject to the conditions set forth in the Offering Circular/Prospectus, dated November 22, 1994, and the related Letter of Transmittal. Under the terms of the Exchange Offer, each Share accepted by the Pur-chaser in accordance with the Exchange Offer shall be exchanged for that number of fully paid and nonassessable shares of Holdings Common Stock equal to the Exchange Ratio. The term "Exchange Ratio" means the quotient (rounded to the nearest 1/100,000) obtained by dividing (i) $14.25 by (ii) the average of the average of the high and low sales prices of the Holdings Common Stock as reported on the New York Stock Exchange (the "NYSE") Composite Tape on each of the ten full consecutive trading days ending immediately prior to the ten business day period ending on the date of expiration of the Exchange Offer, including any extension thereof (the "Valuation Period"), provided that the Exchange Ratio shall not be less than 1.78125 or greater than 2.375.

              Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9 as heretofore amended and supplemented.

         Item 4.  The Solicitation or Recommendation.

                   (a)-(b) The description under "Background and Reasons for the Board's Recommendation; Opinions of Financial Advisors- -Background--Events Subsequent to Announcement of the KKR Transaction" is hereby amended and supplemented by adding the following information:

                   On November 30, 1994, the Company issued the press release filed as an exhibit hereto and incorporated herein by reference which announced that the Company had received a letter from Japonica (a copy of which is included with the





         press release) and that the Board will consider and respond to such letter as soon as practicable.

         Item 8.  Additional Information to be Furnished.

                   (a)-(c) The description under "Antitrust" is hereby amended and supplemented by adding the following information:

                   On November 24, 1994, the Commission of the European Communities issued a Decision Letter, pursuant to Article 6(1)(b) of Council Regulation No. 4064/89 (the "Merger
         Regulation"), declaring the proposed acquisition of the Company, by an affiliate of KKR, compatible with the common market and with the functioning of the EEA Agreement.


         Item 9.  Material to be Filed as Exhibits.

              Exhibit 99.1** --   Letter of Intent dated September 11,
                                  1994 between the Company and the
                                  Partnership (incorporated by reference
                                  to Exhibit 99 to the Company's Report
                                  on Form 8-K, dated September 11,
                                  1994).

              Exhibit 99.2** --   Agreement and Plan of Merger, dated as
                                  of September 23, 1994, among the
                                  Partnership, the Purchaser and the
                                  Company (incorporated by reference to
                                  Exhibit 3 to the Company's Report on
                                  Form 8-K, dated September 23, 1994
                                  (the "September 23, 1994 8-K")).

              Exhibit 99.3** --   Form of Amendment, dated as of
                                  November 15, 1994, among the Pur-
                                  chaser, the Partnership and the Com-
                                  pany, to the Agreement and Plan of
                                  Merger, dated as of September 23,
                                  1994, among the Partnership, the
                                  Purchaser and the Company.









         ____________________

         * Included with Schedule 14D-9 mailed to shareholders of the Company.

         **  Previously filed.





              Exhibit 99.4** --   Conditional Purchase/Stock Option
                                  Agreement, dated as of September 23,
                                  1994, among the Partnership, the
                                  Purchaser and the Company (incorpo-
                                  rated by reference to Exhibit 4 to the
                                  September 23, 1994 8-K).

              Exhibit 99.5** --   Confidentiality Agreement, dated Au-
                                  gust 2, 1994, between KKR and the
                                  Company.

              Exhibit 99.6** --   Letter to Shareholders of the Company
                                  dated November 22, 1994.*

              Exhibit 99.7** --   Letter from P.B. Kazarian to F.J.
                                  Tasco, dated May 24, 1994 (incorpo-
                                  rated by reference to Exhibit 1 to the
                                  Company's Report on Form 8-K, dated
                                  October 5, 1994, regarding the back-
                                  ground and reasons for entering into
                                  the Merger Agreement and the Condi-
                                  tional Purchase/Option Agreement (the
                                  "October 5, 1994 8-K")).

              Exhibit 99.8** --   Letter from P.B. Kazarian to F.J.
                                  Tasco, dated June 5, 1994 (incorpo-
                                  rated by reference to Exhibit 2 to the
                                  October 5, 1994 8-K).

              Exhibit 99.9** --   Letter from Japonica Partners to J.
                                  Rosenfeld, dated June 8, 1994 (in-
                                  corporated by reference to Exhibit 3
                                  to the October 5, 1994 8-K).

              Exhibit 99.10** --  Letter from F.J. Tasco to Japonica
                                  Partners, dated June 13, 1994 (in-
                                  corporated by reference to Exhibit 4
                                  to the October 5, 1994 8-K).

              Exhibit 99.11** --  Letter from P.B. Kazarian to J.
                                  Rosenfeld, dated June 20, 1994 (in-
                                  corporated by reference to Exhibit 5
                                  to the October 5, 1994 8-K).






         ____________________

         * Included with Schedule 14D-9 mailed to shareholders of the Company.

         **  Previously filed.





              Exhibit 99.12** --  Letter from P.B. Kazarian to M. David-
                                  Weill, dated June 24, 1994 (incorpo-
                                  rated by reference to Exhibit 6 to the
                                  October 5, 1994 8-K).

              Exhibit 99.13** --  Letter from P.B. Kazarian to F.J.
                                  Tasco, dated July 5, 1994 (incorpo-
                                  rated by reference to Exhibit 7 to the
                                  October 5, 1994 8-K).

              Exhibit 99.14** --  Letter from P.B. Kazarian to F.J.
                                  Tasco, dated July 14, 1994 (incorpo-
                                  rated by reference to Exhibit 8 to the
                                  October 5, 1994 8-K).

              Exhibit 99.15** --  Letter from F.J. Tasco to P.B.
                                  Kazarian, dated July 19, 1994 (in-
                                  corporated by reference to Exhibit 9
                                  to the October 5, 1994 8-K).

              Exhibit 99.16** --  Letter from Japonica Partners to J.
                                  Rosenfeld, dated July 26, 1994 (in-
                                  corporated by reference to Exhibit 10
                                  to the October 5, 1994 8-K).

              Exhibit 99.17** --  Letter from Japonica Partners to F.J.
                                  Tasco, dated July 26, 1994 (incorpo-
                                  rated by reference to Exhibit 11 to
                                  the October 5, 1994 8-K).

              Exhibit 99.18** --  Letter from P.B. Kazarian to F.J.
                                  Tasco, dated August 11, 1994 (incor-
                                  porated by reference to Exhibit 12 to
                                  the October 5, 1994 8-K).

              Exhibit 99.19** --  Letter from P.B. Kazarian to F.J.
                                  Tasco, dated August 19, 1994 (incor-
                                  porated by reference to Exhibit 13 to
                                  the October 5, 1994 8-K).

              Exhibit 99.20** --  Letter from Japonica Partners to E.R.
                                  Shames with attached list of questions
                                  to management, dated September 7, 1994
                                  (incorporated by reference to Exhibit
                                  14 to the October 5, 1994 8-K).




         ____________________

         * Included with Schedule 14D-9 mailed to shareholders of the Company.

         **  Previously filed.





              Exhibit 99.21** --  Letter from P.B. Kazarian to F.J.
                                  Tasco, dated September 13, 1994 (in-
                                  corporated by reference to Exhibit 15
                                  to the October 5, 1994 8-K).

              Exhibit 99.22** --  Letter from A.L. Miller to P.B.
                                  Kazarian, dated September 14, 1994
                                  (incorporated by reference to Exhibit
                                  16 to the October 5, 1994 8-K).

              Exhibit 99.23** --  Letter from Japonica Partners to F.J.
                                  Tasco, dated September 15, 1994 (in-
                                  corporated by reference to Exhibit 17
                                  to the October 5, 1994 8-K).

              Exhibit 99.24** --  Letter from F.J. Tasco to P.B.
                                  Kazarian with attached confidentiality
                                  letter, dated September 16, 1994
                                  (incorporated by reference to Exhibit
                                  18 to the October 5, 1994 8-K).

              Exhibit 99.25** --  Letter from Japonica Partners to F.J.
                                  Tasco, dated September 17, 1994 (in-
                                  corporated by reference to Exhibit 19
                                  to the October 5, 1994 8-K).

              Exhibit 99.26** --  Letter from F.J. Tasco to P.B.
                                  Kazarian, dated September 19, 1994
                                  (incorporated by reference to Exhibit
                                  20 to the October 5, 1994 8-K).

              Exhibit 99.27** --  Letter from Japonica Partners to F.J.
                                  Tasco with "Dynamic Tension" and
                                  "Management Principles" attachments,
                                  dated September 21, 1994 (incorporated
                                  by reference to Exhibit 21 to the
                                  October 5, 1994 8-K).

              Exhibit 99.28** --  Letter from Japonica Partners to the
                                  Board, dated September 22, 1994 (in-
                                  corporated by reference to Exhibit 22
                                  to the October 5, 1994 8-K).







         ____________________

         * Included with Schedule 14D-9 mailed to shareholders of the Company.

         **  Previously filed.





              Exhibit 99.29** --  Letter from F.J. Tasco to P.B.
                                  Kazarian, dated September 23, 1994
                                  (incorporated by reference to Exhibit
                                  23 to the October 5, 1994 8-K).

              Exhibit 99.30** --  Letter from A.R. Brownstein to M.
                                  Nussbaum, dated September 26, 1994
                                  (incorporated by reference to Exhibit
                                  24 to the October 5, 1994 8-K).

              Exhibit 99.31** --  Letter from Japonica Partners to F.J.
                                  Tasco, dated September 27, 1994 (in-
                                  corporated by reference to Exhibit 25
                                  to the October 5, 1994 8-K).

              Exhibit 99.32** --  Letter from M. Nussbaum to M. Lipton,
                                  dated October 5, 1994 (incorporated by
                                  reference to Exhibit 26 to the October
                                  5, 1994 8-K).

              Exhibit 99.33** --  Letter from Japonica Partners to the
                                  Board, dated October 5, 1994 (incor-
                                  porated by reference to Exhibit 27 to
                                  the October 5, 1994 8-K).

              Exhibit 99.34** --  Letter from Japonica Partners to the
                                  Board, dated October 18, 1994.

              Exhibit 99.35** --  Letter from F.J. Tasco to P.B.
                                  Kazarian, dated October 27, 1994.

              Exhibit 99.36** --  Opinion of Lazard Freres, dated Sep-
                                  tember 22, 1994 (set forth as Annex A
                                  to the Schedule 14D-9).*

              Exhibit 99.37** --  Opinion of First Boston, dated Sep-
                                  tember 22, 1994 (set forth as Annex B
                                  to the Schedule 14D-9).*

              Exhibit 99.38** --  Complaint filed in Kohnstamm v. Bor-
                                  den, Inc. (N.J. Super. Ch. Div. Sept.
                                  12, 1994)

              Exhibit 99.39** --  Complaint filed in Hartman v. Borden,
                                  Inc. (Ohio Ct. Common Pleas Sept. 12,
                                  1994).



         ____________________

         * Included with Schedule 14D-9 mailed to shareholders of the Company.

         **  Previously filed.





              Exhibit 99.40** --  Complaint filed in Jaroslawicz v.
                                  Borden, Inc. (Ohio Ct. Common Pleas
                                  Sept. 22, 1994).

              Exhibit 99.41** --  Complaint filed in Lubin v. Borden,
                                  Inc. (N.J. Super. Ch. Div. Sept. 12,
                                  1994).

              Exhibit 99.42** --  Complaint filed in Weiss v. Borden,
                                  Inc. (N.J. Super. Ch. Div. Sept. 12,
                                  1994).

              Exhibit 99.43** --  Complaint filed in Stepak v. Borden,
                                  Inc. (N.J. Super. Ch. Div. Sept. 16,
                                  1994).

              Exhibit 99.44** --  Complaint filed in Strougo v. Borden,
                                  Inc. (N.J. Super. Ch. Div. Sept. 13,
                                  1994).

              Exhibit 99.45** --  Complaint filed in Krim v. Borden,
                                  Inc. (N.J. Super. Ch. Div. Sept. 14,
                                  1994).

              Exhibit 99.46** --  Complaint filed in Peterson v. Borden,
                                  Inc. (N.J. Super. Ch. Div. Sept. 16,
                                  1994).

              Exhibit 99.47** --  Complaint filed in Marcus v. Borden,
                                  Inc. (N.J. Super. Ch. Div. Sept. 22,
                                  1994).

              Exhibit 99.48** --  Complaint filed in Dwyer v. Borden,
                                  Inc. (N.J. Super. Ch. Div. Sept. 23,
                                  1994).

              Exhibit 99.49** --  Complaint filed in Shingala v. Harper
                                  (Del. Ch. Sept. 13, 1994).

              Exhibit 99.50** --  Complaint filed in Pittman Neurosur-
                                  gical v. Borden, Inc. (N.J. Super. Ch.
                                  Div. Sept. 29, 1994).







         ____________________

         * Included with Schedule 14D-9 mailed to shareholders of the Company.

         **  Previously filed.





              Exhibit 99.51** --  1994 Management Incentive Plan (in-
                                  corporated by reference to Exhibit
                                  10(iv) to the Company's Annual Report
                                  on Form 10-K for the year ended
                                  December 31, 1993 (the "1993 10-K")).

              Exhibit 99.52** --  1994 Stock Option Plan (incorporated
                                  by reference to Exhibit 10(v) to the
                                  1993 10-K).

              Exhibit 99.53** --  Executive Family Survivor Protection
                                  Plan as amended through December 9,
                                  1993 (incorporated by reference to
                                  Exhibit 10(vi) to the 1993 10-K).

              Exhibit 99.54** --  Executives Excess Benefits Plan as
                                  amended through December 9, 1993
                                  (incorporated by reference to Exhibit
                                  10(vii) to the 1993 10-K).

              Exhibit 99.55** --  Executives Supplemental Pension Plan
                                  as amended through December 9, 1993
                                  (incorporated by reference to Exhibit
                                  10(viii) to the 1993 10-K).

              Exhibit 99.56** --  Advisory Directors Plan (incorporated
                                  by reference to Exhibit 10(viii) to
                                  the Company's Annual Report on Form
                                  10-K for the year ending December 31,
                                  1989 (the "1989 10-K")).

              Exhibit 99.57** --  Advisory Directors Plan Trust Agree-
                                  ment (incorporated by reference to
                                  Exhibit 10(ix) to the Company's Annual
                                  Report on Form 10-K for the year
                                  ending December 31, 1988 (the "1988
                                  10-K")).

              Exhibit 99.58** --  Supplemental Benefit Trust Agreement,
                                  as amended through December 9, 1993
                                  (incorporated by reference to Exhibit
                                  10(xi) to the 1993 10-K).







         ____________________

         * Included with Schedule 14D-9 mailed to shareholders of the Company.

         **  Previously filed.





              Exhibit 99.59** --  Form of Indemnification Letter
                                  Agreements entered into with all Di-
                                  rectors of the Company (incorporated
                                  by reference to Exhibit 10(xii) to the
                                  1988 10-K).

              Exhibit 99.60** --  Form of Letter Agreement entered into
                                  with all holders of stock appreciation
                                  rights (incorporated by reference to
                                  Exhibit 10(xiii) to the 1989 10-K).

              Exhibit 99.61** --  Agreement with Mr. A.S. D'Amato,
                                  Chairman and Chief Executive Officer
                                  (incorporated by reference to Exhibit
                                  10(i) to the Company's quarterly
                                  report on Form 10-Q for the period
                                  ended June 30, 1993 (the "June 30,
                                  1993 10-Q")).

              Exhibit 99.62** --  Amendment to Agreement with Mr. A.S.
                                  D'Amato (incorporated by reference to
                                  Exhibit 10(i) to the Company's quar-
                                  terly report on Form 10-Q for the
                                  period ended September 30, 1993).

              Exhibit 99.63** --  Supplement to Agreement with Mr. A.S.
                                  D'Amato (incorporated by reference to
                                  Exhibit 10(xiv)(a) to the 1993 10-K).

              Exhibit 99.64** --  Agreement with Mr. E.R. Shames,
                                  President and Chief Operating Officer
                                  (incorporated by reference to Exhibit
                                  10(ii) to the June 30, 1993 10-Q).

              Exhibit 99.65** --  Description of Amendment to Agreement
                                  with Mr. E.R. Shames (incorporated by
                                  reference to Exhibit 10(xiv)(e) to the
                                  1993 10-K).

              Exhibit 99.66** --  Agreement with Mr. R.J. Ventres,
                                  Chairman of the Executive Committee of
                                  the Board (incorporated by reference
                                  to Exhibit 10(xvii)(b) to the Com-
                                  pany's Annual Report on Form 10-K for
                                  the year ended December 31, 1991).




         ____________________

         * Included with Schedule 14D-9 mailed to shareholders of the Company.

         **  Previously filed.





              Exhibit 99.67** --  Description of Amendment to Agreement
                                  with Mr. R.J. Ventres (incorporated by
                                  reference to Exhibit 10(xiv)(g) to the
                                  1993 10-K).

              Exhibit 99.68** --  Form of salary continuance arrangement with Executive Officers (incorporated
                                  by reference to Exhibit 10(ix)(c) to
                                  the Company's Annual Report on Form
                                  10-K for the year ended December 31,
                                  1987).

              Exhibit 99.69** --  Agreement with Mr. J.G. Hattinger
                                  (incorporated by reference to Exhibit
                                  10(xiv)(i) to the 1993 10-K).

              Exhibit 99.70** --  Agreement with Mr. G.J. Waydo (in-
                                  corporated by reference to Exhibit
                                  10(xiv)(j) to the 1993 10-K).

              Exhibit 99.71** --  Description of Amendment to Agreement
                                  with Mr. E.R. Shames (incorporated by
                                  reference to Exhibit 10(i) to the
                                  Company's Quarterly Report on Form
                                  10-Q for the quarter ended June 30,
                                  1994 (the "June 30, 1994 10-Q").

              Exhibit 99.72** --  Agreement with Mr. L.O. Doza dated
                                  June 2, 1994 (incorporated by refer-
                                  ence to Exhibit 10(ii) to the June 30,
                                  1994 10-Q).

              Exhibit 99.73** --  Supplement to Agreement with Mr. G.J.
                                  Waydo dated May 4, 1994 (incorporated
                                  by reference to Exhibit 10(iii) to the
                                  June 30, 1994 10-Q).

              Exhibit 99.74** --  Supplement to Agreement with Mr. G.J.
                                  Waydo dated June 20, 1994 (incorpo-
                                  rated by reference to Exhibit 10(iv)
                                  to the June 30, 1994 10-Q).

              Exhibit 99.75** --  Supplement to Agreement with Mr. G.J.
                                  Waydo dated September 30, 1994.





         ____________________

         * Included with Schedule 14D-9 mailed to shareholders of the Company.

         **  Previously filed.





              Exhibit 99.76** --  Form of Indemnification Agreement,
                                  dated as of October 4, 1994, among
                                  Holdings, the Partnership, Purchaser
                                  and the Company.

              Exhibit 99.77** --  Joint Press Release of the Company and
                                  KKR dated November 22, 1994.

              Exhibit 99.78   --  Press Release of the  Company, dated
                                  November 30, 1994, including letter
                                  from Japonica Partners to F.J. Tasco,
                                  dated November 30, 1994





































         ____________________

         * Included with Schedule 14D-9 mailed to shareholders of the Company.

         **  Previously filed.





                                    SIGNATURE

                   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the in-formation set forth in this statement is true, complete and correct.

                                       BORDEN, INC.


         Dated: December 1, 1994       By: /s/ Allan L. Miller
                                           Name: Allan L. Miller
                                           Title: Senior Vice President,
                                            Chief Administrative
                                            Officer and General Counsel













































                                  EXHIBIT INDEX


         Exhibit                  Description             Sequential Number

         Exhibit 99.78 --         Press Release of the
                                  Company, dated November
                                  30, 1994, including letter
                                  from Japonica Partners to
                                  F.J. Tasco, dated
                                  November 30, 1994